August 24, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Gevo, Inc.
Registration Statement on Form S-3 Filed August 8, 2018 File No. 333-226686

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gevo, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on Tuesday, August 28, 2018, or as soon thereafter as practicable.

Please call Ned Prusse of Perkins Coie LLP, counsel to the Company, at (303) 291-2374 as soon as the Registration Statement has been declared effective.

Respectfully submitted,

By:	/s/ Patrick R. Gruber
Patrick R. Gruber
Chief Executive Officer

cc: Ned Prusse (Perkins Coie LLP)